SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 5

COVETRUS, INC.

(Name of the Issuer)

Covetrus, Inc.

Corgi Bidco, Inc.

CD&R VFC Holdings, L.P.

CD&R Corgi Holdings, L.P.

Clayton, Dubilier & Rice Fund IX, L.P.

Clayton, Dubilier & Rice Fund IX-A, L.P.

CD&R Advisor Fund IX, L.P.

CD&R Associates IX, L.P.

CD&R Investment Associates IX, Ltd.

Clayton, Dubilier & Rice Fund XI, L.P.

CD&R Associates XI, L.P.

CD&R Investment Associates XI , Ltd.

Clayton, Dubilier & Rice, LLC

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

22304C100

(CUSIP Number of Class of Securities)

Covetrus, Inc. 7 Custom House Street Portland, ME 04101 (888) 280-2221 Attn: Margaret B. Pritchard

Corgi Bidco, Inc.

CD&R VFC Holdings, L.P.

CD&R Corgi Holdings, L.P.

Clayton, Dubilier & Rice Fund IX, L.P.

Clayton, Dubilier & Rice Fund IX-A, L.P.

CD&R Advisor Fund IX, L.P.

CD&R Associates IX, L.P.

CD&R Investment Associates IX, Ltd.

Clayton, Dubilier & Rice Fund XI, L.P.

CD&R Associates XI, L.P.

CD&R Investment Associates XI , Ltd.

Clayton, Dubilier & Rice, LLC

c/o Clayton, Dubilier & Rice, LLC

375 Park Avenue, 18th Floor

New York, NY 10152

(212) 407-5227

Attn: Rima Simson

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000 Attn: Michael J. Aiello; Amanda Fenster	Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000 Attn: Paul S. Bird

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,045,288,412	$282,298.24

*

For purposes of calculating the fee only, as of June 17, 2022, this amount is based upon the sum of: (a) the product of 139,825,101 shares of common stock outstanding and the per share merger consideration of $21.00; (b) the product of 843,454 shares of common stock underlying outstanding options and $11.15 (which is the difference between the per share merger consideration of $21.00 and the weighted average exercise price of the outstanding options of $9.85); (c) the product of 3,780,018 shares of common stock underlying outstanding restricted stock units and the per share merger consideration of $21.00; and (d) the product of 960,781 shares of common stock underlying outstanding performance restricted stock units and the per share merger consideration of $21.00.

**	Determined by multiplying $3,045,288,412 by 0.0000927.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $282,298.24	Filing Party: Covetrus, Inc.

Form or Registration No.: Schedule 14A (File No. 001-38794)	Date Filed: June 30, 2022

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 5 (this “Final Amendment”) to the Transaction Statement on Schedule 13e-3 (as originally filed on June 30, 2022 and as subsequently amended by Amendment No. 1 filed on August 5, 2022, by Amendment No. 2 filed on August 12, 2022, by Amendment No. 3 filed on August 31, 2022 and by Amendment No. 4 filed on September 13, 2022, and, together with all exhibits thereto, the “Amended Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Covetrus, Inc. (the “Company”), (2) Corgi Bidco, Inc., a Delaware corporation (“Parent”), (3) CD&R Corgi Holdings, L.P., a Cayman Islands exempted limited partnership, (4) Clayton, Dubilier & Rice Fund XI, L.P., a Cayman Islands exempted limited partnership, (5) CD&R Associates XI, L.P., a Cayman Islands exempted limited partnership, (6) CD&R Investment Associates XI, Ltd., a Cayman Islands exempted company, (7) CD&R VFC Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R VFC Holdings”), (8) Clayton, Dubilier & Rice Fund IX, L.P., a Cayman Islands exempted limited partnership, (9) Clayton, Dubilier & Rice Fund IX-A, L.P., a Cayman Islands exempted limited partnership, (10) CD&R Advisor Fund IX, L.P., a Cayman Islands exempted limited partnership, (11) CD&R Associates IX, L.P., a Cayman Islands exempted limited partnership, (12) CD&R Investment Associates IX, Ltd., a Cayman Islands exempted company, and (13) Clayton, Dubilier & Rice, LLC, a Delaware limited liability company (“CD&R”) (each of (1) through (13) a “Filing Person,” and collectively, the “Filing Persons”).

The Amended Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 24, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Corgi Merger Sub, Inc., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub was merged with and into the Company (the “Merger” and together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Parent. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Amended Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Amended Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Amended Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that, prior to the Merger, the Company was “controlled” by any of the Filing Persons or their respective affiliates.

All information contained in, or incorporated by reference into, this Final Amendment and the Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a), (b) and (d) Source of funds; Conditions; Borrowed funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 15. Additional Information

Regulation M-A Item 1011

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On October 11, 2022, at a virtual special meeting of stockholders, the Company’s stockholders entitled to vote thereon voted to (i) adopt the Merger Agreement and (ii) approve, by a non-binding advisory vote, the compensation that may be paid or become payable to the Company’s named executive officers that is based on or otherwise relates to the Transactions, including the Merger.

On October 13, 2022, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the Company became a subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), in accordance with the terms and conditions set forth in the Merger Agreement, each share of common stock, par value $0.01 per share, of the Company (the “Company common stock”) outstanding immediately prior to the Effective Time (other than shares of Company common stock owned by (i) Parent or Merger Sub or any of their respective subsidiaries (including the shares of Company common stock transferred by CD&R VFC Holdings, directly or indirectly, to Parent immediately prior to the Effective Time), (ii) the Company as treasury stock and (iii) Company stockholders who had perfected and not withdrawn a demand for appraisal rights in accordance with Section 262 of the Delaware General Corporation Law), was converted into the right to receive cash in an amount equal to $21.00 per share, without interest and subject to any required withholding taxes (the “Merger Consideration”).

In addition, pursuant to the Merger Agreement, at the Effective Time

•

each outstanding option to purchase shares of Company common stock (other than rights to purchase shares of Company common stock under the Company’s Employee Stock Purchase Plan) (each, an “Option”) granted under the Company’s 2019 Omnibus Incentive Compensation Plan, whether vested or unvested, was treated as follows: (i) if the per share of Company common stock exercise price of such outstanding Option was equal to or greater than the Merger Consideration, such Option was terminated and cancelled, without any consideration being payable in respect thereof, and had no further force or effect; and (ii) if the per share of Company common stock exercise price of such Option was less than the Merger Consideration, such Option was terminated and automatically cancelled and exchanged into the right to receive a lump sum cash payment in the amount equal to the (x) the number of shares of Company common stock underlying the Option immediately prior to the Effective Time, multiplied by (y) an amount equal to the Merger Consideration minus the applicable exercise price;

•

each outstanding restricted stock unit that was subject to time-based vesting conditions (a “Restricted Stock Unit”) granted under the Company’s 2019 Omnibus Incentive Compensation Plan that was outstanding or payable as of immediately prior to the Effective Time, whether vested or unvested, became fully vested (to the extent unvested or to the extent such Restricted Stock Unit would not otherwise vest) and was terminated and automatically cancelled and exchanged into the right to receive a lump sum cash payment in the amount equal to (i) the number of shares of Company common stock underlying such Restricted Stock Unit, multiplied by (ii) the Merger Consideration;

•

each outstanding performance restricted stock unit that was subject to performance-based vesting conditions (a “Performance Restricted Stock Unit”) granted under the Company’s 2019 Omnibus Incentive Compensation Plan that was outstanding or payable as of immediately prior to the Effective Time, whether vested or unvested, became fully vested (to the extent unvested or to the extent such Performance Restricted Stock Unit would not otherwise vest) and was terminated and automatically cancelled and exchanged into the right to receive a lump sum cash payment in an amount equal to (a) the number of shares of Company common stock subject to such Performance Restricted Stock Unit that would vest based on the target level of achievement, multiplied by (b) the Merger Consideration; and

•

each share of Company common stock subject to vesting, repurchase or other lapse restriction outstanding immediately prior to the Effective Time became fully vested and was cancelled and converted automatically into the right to receive the Merger Consideration and was treated in the same manner as all other shares of Company common stock for such purposes.

On October 13, 2022, the Company notified the Nasdaq Global Select Market (“NASDAQ”) that the Merger had been completed, and requested that NASDAQ suspend trading of Company common stock on NASDAQ prior to the opening of trading on October 13, 2022. The Company also requested that NASDAQ file with the U.S. Securities and Exchange Commission (the “SEC”) a notification of removal from listing and registration on Form 25 to effect the delisting of all shares of Company common stock from NASDAQ and the deregistration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, shares of Company common stock will no longer be listed on NASDAQ.

In addition, the Company intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of Company common stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to all shares of Company common stock.

In addition, on October 13, 2022, the Company issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed concurrently with the SEC, and is incorporated by reference herein as Exhibit (a)(6) hereto.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1) Definitive Proxy Statement of Covetrus, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2) Form of Proxy Card (incorporated herein by reference to Annex E of the Proxy Statement).

(a)(3) Letter to Covetrus, Inc. Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release, dated May 25, 2022 (filed as Exhibit 99.1 to Covetrus, Inc.’s Current Report on Form 8-K, filed May 25, 2022 and incorporated herein by reference).

(a)(6) Press Release, dated October 13, 2022 (filed as Exhibit 99.1 to Covetrus, Inc.’s Current Report on Form 8-K, filed October 13, 2022 and incorporated herein by reference).

(b)(1) Debt Commitment Letter, dated May 24, 2022, by and among Corgi Bidco, Inc. and Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, Bank of Montreal, BMO Capital Markets Corp. and Mizuho Bank Ltd.*

(b)(2) Joinder to the Debt Commitment Letter, dated June 15, 2022, by and among Corgi Bidco, Inc. and The Toronto-Dominion Bank, New York Branch, Santander Bank, N.A., ING Capital LLC, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, Bank of Montreal, BMO Capital Markets Corp. and Mizuho Bank Ltd.*

(b)(3) Second Lien Debt Commitment Letter, dated June 30, 2022, by and among Corgi Bidco, Inc., Owl Rock Capital Advisors LLC, Owl Rock Capital Corporation, The Toronto-Dominion Bank, New York Branch, Santander Bank, N.A., ING Capital LLC, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, Bank of Montreal, BMO Capital Markets Corp. and Mizuho Bank Ltd.**

(b)(4) Equity Commitment Letter, dated May 24, 2022, by and between Clayton, Dubilier & Rice Fund XI, L.P. and Corgi Bidco, Inc.*

(b)(5) Equity Commitment Letter, dated May 24, 2022, by and between TPG Partners VIII, L.P. and Corgi Bidco, Inc.*

(b)(6) Equity Commitment Letter, dated May 24, 2022, by and between TPG Healthcare Partners, L.P. and Corgi Bidco, Inc.*

(c)(1) Opinion of Goldman Sachs & Co. LLC, dated May 24, 2022 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(2) Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Transaction Committee and the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated May 23, 2022.*

(c)(3) Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated September 30, 2021.**

(c)(4) Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated October 25, 2021.**

(c)(5) Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated December 3, 2021.†***

(c)(6) Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated December 9, 2021.†***

(c)(7) Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Transaction Committee, dated December 23, 2021.†***

(c)(8) Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Transaction Committee, dated January 11, 2022.†***

(c)(9) Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Transaction Committee, dated February 4, 2022.†***

(c)(10) Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated February 15, 2022.†***

(c)(11) Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated March 17, 2022.†***

(c)(12) Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Transaction Committee, dated March 22, 2022.†***

(c)(13) Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated April 7, 2022.†***

(c)(14) Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated April 20, 2022.†***

(c)(15) Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated May 17, 2022.***

(c)(16) Discussion Materials prepared by Deutsche Bank Securities Inc., dated April 29, 2022, for CD&R and TPG.****

(c)(17) Discussion Materials prepared by Deutsche Bank Securities Inc., dated May 5, 2022, for CD&R and TPG.****

(c)(18) Discussion Materials prepared by Deutsche Bank Securities Inc., dated May 7, 2022, for CD&R and TPG.****

(c)(19) Discussion Materials prepared by Deutsche Bank Securities Inc., dated May 13, 2022, for CD&R and TPG.****

(d)(1) Agreement and Plan of Merger, dated as of May 24, 2022, by and among Corgi Bidco, Inc., Corgi Merger Sub, Inc., and Covetrus, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Limited Guarantee, dated May 24, 2022, by Clayton, Dubilier & Rice Fund XI, L.P. in favor of Covetrus, Inc.*

(d)(3) Limited Guarantee, dated May 24, 2022, by TPG Partners VIII, L.P. in favor of Covetrus, Inc.*

(d)(4) Limited Guarantee, dated May 24, 2022, by TPG Healthcare Partners, L.P. in favor of Covetrus, Inc.*

(d)(5) Support and Rollover Agreement, dated as of May 24, 2022, by and among Covetrus, Inc., CD&R VFC Holdings, L.P. and Corgi BidCo, Inc. (filed as Exhibit 10.1 to Covetrus, Inc.’s Current Report on Form 8-K, filed May 25, 2022 and incorporated herein by reference).

(d)(6) Investment Agreement, dated April 30, 2020, by and among Covetrus, Inc. and CD&R VFC Holdings, L.P. (filed as Exhibit 10.1 to Covetrus, Inc.’s Current Report on Form 8-K, filed May 1, 2020 and incorporated herein by reference).

(d)(7) Investment Agreement – Limited Waiver, dated as of May 19, 2022, by and among Covetrus, Inc. and CD&R VFC Holdings, L.P. (filed as Exhibit 10.1 to Covetrus, Inc.’s Current Report on Form 8-K, filed May 20, 2022 and incorporated herein by reference).

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex D of the Proxy Statement).

(g) None.

107 Filing Fee Table.*

* Previously filed with the Schedule 13E-3 filed with the SEC on June 30, 2022.

** Previously filed with Amendment No. 1 to the Schedule 13E-3 filed with the SEC on August 5, 2022.

*** Previously filed with Amendment No. 2 to the Schedule 13E-3 filed with the SEC on August 12, 2022.

****Previously filed with Amendment No. 3 to the Schedule 13E-3 filed with the SEC on August 31, 2022.

† Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 13, 2022.

COVETRUS, INC.

By:	/s/ Margaret B. Pritchard
Name: Margaret B. Pritchard
Title: General Counsel and Secretary

CORGI BIDCO, INC.

By:	/s/ Margaret B. Pritchard
Name: Margaret B. Pritchard
Title: General Counsel and Secretary

CD&R CORGI HOLDINGS, L.P.

By: CD&R Investment Associates XI, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R VFC HOLDINGS, L.P.

By: CD&R Investment Associates IX, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE FUND IX, L.P.

By: CD&R Associates IX, Ltd.
Its: General Partner

By: CD&R Investment Associates IX, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE FUND IX-A, L.P.

By: CD&R Associates IX, Ltd.
Its: General Partner

By: CD&R Investment Associates IX, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R ADVISOR FUND IX, L.P.

By: CD&R Associates IX, Ltd.
Its: General Partner

By: CD&R Investment Associates IX, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R ASSOCIATES IX, L.P.

By: CD&R Investment Associates IX, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE FUND XI, L.P.

By: CD&R Associates XI, Ltd.
Its: General Partner

By: CD&R Investment Associates XI, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R ASSOCIATES XI, L.P.

By: CD&R Investment Associates XI, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES XI, LTD.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE, LLC

By:	/s/ Jillian C. Griffiths
Name: Jillian C. Griffiths
Title: Chief Financial Officer